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SEC 03014104 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 21, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresdner Lateinamerika Financial Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, 7th Floor
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neomi Schaefer (305)810-3712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

200 South Biscayne Bouelvard, Suite 1900 (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH D.C. 165 SECTION

FOR OFFICIAL USE ONLY

PROCESSED MAR 24 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacobo Gadala-Maria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresdner Lateinamerika Financial Advisors LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Executive Officer

Title

Notary Public

B. Clemente-Douglas
Commission # CC 960847
Expires Sep. 27, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (o) Independent Auditor's Report on Internal Control required by SEC Rule 17a-5

[redacted] of financial condition [redacted]
[redacted] it is requested that this [redacted]

Dresdner Lateinamerika Financial Advisors, LLC

(a wholly-owned subsidiary of Dresdner Bank Lateinamerika AG)

Consolidated Statement of Financial Condition

December 31, 2002

Dresdner Lateinamerika Financial Advisors, LLC
(a wholly-owned subsidiary of Dresdner Bank Lateinamerika AG)
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
200 South Biscayne Boulevard
Suite 1900
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Member and Board of Directors
of Dresdner Lateinamerika Financial Advisors, LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Dresdner Lateinamerika Financial Advisors, LLC (a wholly-owned subsidiary of Dresdner Bank Lateinamerika AG) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2003

Dresdner Lateinamerika Financial Advisors, LLC
(a wholly-owned subsidiary of Dresdner Bank Lateinamerika AG)
Consolidated Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 460,677
Deposit at clearing broker	103,000
Due from broker	846,240
Securities owned, at fair value	209,365
Property and equipment, net	1,013,201
Other assets, net	242,608
Intangible assets, net	4,683,114
Total assets	$ 7,558,205

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 1,243,272
Income taxes payable	140,397
Total liabilities	1,383,669
Commitments and contingencies (Note 9)	-
Member's equity	6,174,536
Total liabilities and member's equity	$ 7,558,205

The accompanying notes are an integral part of these financial statements.

Dresdner Lateinamerika Financial Advisors, LLC
(a wholly-owned subsidiary of Dresdner Bank Lateinamerika AG)
Notes to Financial Statement
December 31, 2002

1. Organization:

Dresdner Lateinamerika Financial Advisors, LLC ("DLFA" or the "Company") is a wholly-owned subsidiary of Dresdner Bank Lateinamerika AG ("DBLA" or the "Parent") who with its ultimate parent, Allianz Group, is headquartered in Germany. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc.

On May 21, 2002, DBLA acquired 100% of Vestrust Securities L.P. and Subsidiaries ("Vestrust" or "Partnership") from the previous members for a purchase price of $6,000,000. An independent valuation was performed to determine the fair value of certain intangible assets acquired in the DBLA acquisition of Vestrust. The intangible assets valued included covenants not to compete, customer relationships, Vestrust's broker-dealer license, and its clearing agreement with Bear Stearns. As a result of the acquisition, $1.1 million was allocated to tangible assets and liabilities, approximately $3.8 million was allocated to intangible assets and the excess of approximately $1.1 million was recorded as goodwill.

The Company specializes in foreign debt securities and acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers. The Company also provides private banking services through investment products such as brokerage, investment advisory and portfolio management accounts for Latin American customers. The Company acts in an agency capacity, buying and selling securities for its customers, primarily within Latin America, and charging a commission. The Company is a registered investment advisor under the Securities and Exchange Act of 1940.

2. Summary of Significant Accounting Policies:

Basis of Financial Statement Preparation

The consolidated financial statements include the accounts of DLFA, (a Delaware limited liability corporation and registered broker-dealer), Vestrust Investments Venezuela S.R.L. (a Venezuelan limited liability partnership), and Vestrust Peru S.R.L. (a Peruvian limited liability partnership). DLFA owns 99% of the Venezuelan and Peruvian subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on a trade date basis and securities owned are valued at fair value. The Company has an investment in a limited liability partnership that invests in public and private companies. The management of this limited liability partnership has valued the partnership's investment at December 31, 2002 (Note 11). The resulting difference between cost and market for all securities is included in the consolidated statement of operations and changes in member's equity.

Cash and Cash Equivalents

The Company classifies all highly liquid instruments with original maturities of three months or less from date of purchase as cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation is provided on the straight-line basis using estimated useful lives of 3 to 5 years. Leasehold improvements are amortized over the term of the lease.

Goodwill and Intangible Assets

Goodwill represents the purchase price in excess of the fair value of identifiable tangible and intangible assets and liabilities at the date of the acquisition of Vestrust by DBLA, and is recorded at cost. Identifiable intangible assets are amortized on a straight-line basis over the expected period to be benefited, which ranges from 5 years to 15 years. Goodwill and the broker-dealer license are not being amortized.

The Company periodically reviews goodwill for impairment whenever events or changes in circumstances indicate that it may not be recoverable. In such an event, goodwill in excess of expected operating cash flows is considered to be impaired and is written down to fair value, which is determined based on discounted future cash flows.

Income Taxes

The Company, a limited liability company, has elected to be taxed as a corporation.

The Company utilizes an asset and liabilities approach to accounting for income taxes. Under this method, the Company recognizes deferred tax liabilities and assets for the expected future tax consequences on the basis of the differences between tax assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income taxes consist primarily of accumulated depreciation and deferred rent. Deferred tax amounts are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax amount will be realized.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying values which approximate their fair values.

3. **Property and Equipment:**

Property and equipment consisted of the following at December 31, 2002:

Office equipment	$ 5,337
Computer equipment	614,407
Furniture and fixtures	143,952
Leasehold improvements	398,373
	1,162,069
Less: accumulated depreciation and amortization	(148,868)
	$ 1,013,201

Depreciation and amortization expense amounted to $148,867 for the period May 21, 2002 through December 31, 2002.

4. **Intangible Assets:**

Intangible assets consisted of the following at December 31, 2002:

Customer relationships	$ 2,860,000
Covenant not to compete	900,000
Broker-dealer license	50,000
Goodwill	1,093,114
	4,903,114
Less: accumulated amortization	(220,000)
	$ 4,683,114

Amortization expense amounted to $220,000 for the period May 21, 2002 through December 31, 2002.

5. Due From Broker and Due To Broker:

Due from broker, when applicable, represents amounts due from clearing broker, Bear Stearns Securities Corp. ("Bear Stearns"). Amounts due from broker represent cash balances at Bear Stearns and amounts owed the Company for unsettled transactions.

Due to broker, when applicable, represents amounts due to Bear Stearns and is collateralized by securities owned by the Company and securities awaiting delivery on uncompleted transactions. Interest is payable at the prevailing variable rate, which was 2 1/4% at December 31, 2002. All amounts due are payable on demand. Interest expense related to the amounts due to broker amounted to $48,576 for the period May 21, 2002 through December 31, 2002.

6. Other Assets:

Other assets consisted of the following at December 31, 2002:

Accounts receivable - commissions and fees	$	99,333
Prepaid expenses		43,009
Employee advances		62,594
Deferred tax asset		20,222
Other		17,450
	$	242,608

7. Related Party Transactions:

In May 2002, upon the completion of the acquisition, the Company entered into various service level and revenue sharing agreements with its Parent and an affiliate, DBLA AG - Miami Agency. These service agreements provided the Company with the following; internal services, legal services, information technology services, leased premises, human resources services, and joint employee agreement. The revenue sharing agreements provided the Company with income from time deposits, portfolio management fees, order execution fees, custody and transaction fees. As a result of these transactions with its Parent and affiliate, for the period May 21, 2002 through December 31, 2002, the Company recognized $2,385,869 of revenue sharing income, $329,106 of trading income and $1,023,734 of service related expenses.

8. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital equal to $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2002, the Company had net capital of $7,589, which was $92,411 short of its required net capital of $100,000. DLFA's net capital ratio was 182.3 to 1.

At December 31, 2002, the Company was deficient in their net capital requirement. In February 2003, the Company informed the SEC of their deficiency in accordance with SEC Rule 17A-11 and amended its FOCUS reports for both December 31, 2002 and January 31, 2003. Management has disclosed that they have met the minimum net capital and ratios requirements based upon unaudited results of operations with the filing of the amended January 2003 Statement of Net Capital.

9. Commitments and Contingencies:

DLFA rents office premises under noncancellable operating lease agreements. During December 31, 2001, Vestrust entered into a 60 month, non-cancelable lease for its previous office location and was required to provide a deposit in the form of a stand-by letter of credit of $34,075, which reduced the Company's regulatory net capital. Additionally, in May 2002, the Company entered into a 60 month, non-cancelable lease with an affiliate DBLA AG – Miami Agency for a period of 60 months. Future minimum lease payments under these agreements as of December 31, 2002 are as follows:

Year	Amount
2003	$ 583,000
2004	592,000
2005	602,000
2006	435,000
2007	175,000
	$ 2,387,000

Rental expense for both premises amounted to $412,756 for the period May 21, 2002 through December 31, 2002 and is reflected in the statement of operations and changes in member's equity in the occupancy and service expenses with affiliates captions.

10. Clearing Agreements:

The clearing and depository operations for the Company's securities transactions are provided by Bear Stearns, whose principal office is in New York. At December 31, 2002, all amounts held in deposit and $3,300 of securities owned, as reflected in the accompanying consolidated statement of financial condition, are held by Bear Stearns.

Sub-Clearing Agreement

The Company has entered into sub-clearing agreements with foreign non-registered broker-dealers. The Company executes transactions for customers of the non-registered broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee. For the period May 21, 2002 through December 31, 2002, the Company earned $105,137 of commission income from these agreements.

11. Securities Owned at Market:

At December 31, 2002, securities owned consisted of the following:

Venture Capital Fund	$ 206,065
Equities	3,300
	$ 209,365

At December 31, 2002, the unrealized loss on securities owned was $184,171.

The Company's investment in the Venture Capital Fund is subject to potential future capital calls of up to $440,000 from an original maximum subscription of $800,000.

12. Net Trading Profit:

For the period from May 21, 2002 through December 31, 2002, net trading profits consisted of the following:

Net realized gains on securities owned	$ 6,564,056
Change in net unrealized loss on securities owned	(95,447)
	$ 6,468,609

13. Retirement Plans:

The Company maintains a 401(k) Retirement Plan and a Profit Sharing Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees are eligible to participate in the Plan, on the first day of each month after date of hire. For the 401(k) Retirement Plan, employees may elect to make salary deferral contributions, as defined, up to $11,000 annually, adjusted annually in accordance with regulations. The Company may make discretionary matching contributions, to be determined annually based on a percentage of employee pretax contributions, in accordance with the provisions of the Plan. For the Profit Sharing Plan, the Company may make annual discretionary profit sharing contributions in an amount to be determined at Plan year-end by executive management.

The Plan contribution expense incurred by the Company for the 401(k) Retirement Plan and the Profit Sharing Plan for the period May 21, 2002 through December 31, 2002 was $66,445 and $48,118, respectively.

14. Financial Instruments with Off-Balance Sheet and Credit Risk:

In the normal course of its business, DLFA enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counter parties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk. To mitigate this credit risk, the Company has established credit review policies to monitor its transactions with, and balance due from, these broker-dealers and customers. In addition, DLFA monitors the market value of collateral held and securities receivable from others. It is the policy of DLFA to request and obtain additional collateral when an exposure to a significant loss exists.

DLFA may be required, in the event of the non-delivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statements.

15. Income Taxes:

The provision for income taxes for the period May 21, 2002 through December 31, 2002 consisted of the following:

Current:	
Federal	$ 120,125
State	20,272
Total current	140,397
Deferred:	
Federal	(18,271)
State	(1,951)
Total deferred	(20,222)
Total current and deferred	$ 120,175

The Company's effective rate varied from the federal statutory tax rate as follows:

Tax provision calculated at statutory rates	34%
State taxes, net of federal expense	3%
Other	4%
	41%

The components of deferred income taxes at December 31, 2002 were as follows:

Accumulated depreciation	$ 11,036
Deferred rent	9,186
Net deferred tax asset	$ 20,222

* * *